

April 20, 2021

David L. Roland
Senior Vice President, General Counsel and Secretary
Diamond Offshore Drilling, Inc.
15415 Katy Freeway, Suite 100
Houston, TX 77094

> **Re: Diamond Offshore Drilling, Inc.**
> **Application for Qualification of Indenture on Form T-3**
> **Filed April 15, 2021**
> **File No. 022-29092**

Dear Mr. Roland:

This is to advise you that we have not reviewed and will not review your application for qualification of indenture.

Please refer to Section 307(c) of the Trust Indenture Act of 1939 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Staff Attorney, at 202-51-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Robert Britton, Esq.